UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE TO-I/A

           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               (Amendment No. 2)

                             Allegheny Energy, Inc.
                           Allegheny Capital Trust I
                       __________________________________
                       (Name of Subject Company (issuer))

                             Allegheny Energy, Inc.
                           Allegheny Capital Trust I
                       __________________________________
                      (Names of Filing Persons (offeror))

            11/% Mandatorily Convertible Trust Preferred Securities
                       __________________________________
                         (Title of Class of Securities)

                              CUSIP No. 017271AA5
                       __________________________________
                     (CUSIP Number of Class of Securities)

                                   Hyun Park
                                General Counsel
                             Allegheny Energy, Inc.
                              800 Cabin Hill Drive
                              Greensburg, PA 15601
                           Telephone: (724) 837-3000
                       __________________________________
                 (Name, address and telephone numbers of person
 authorized to receive notices and communications on behalf of filing persons)

                                    Copy To:
                                Phyllis G. Korff
                                Stacy J. Kanter
                    Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                            New York, New York 10036
                           Telephone: (212) 735-3000


                           CALCULATION OF FILING FEE

           Transaction valuation*              Amount of filing fee**
                $300,000,000                           $35,310

* For purposes of determining the filing fee only, this amount is based on the conversion of all 300,000 1-7/8% mandatorily convertible trust preferred securities existing and outstanding with an aggregate liquidation amount of $300,000,000.

**       Previously paid.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: ___________             Filing Party:___________________
Date Filed: _______________________             Form or Registration No:________



[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

[ ]      third party tender offer subject to Rule 14d-1
[x]      issuer tender offer subject to Rule 13e-4
[ ]      going-private transaction subject to Rule l3e-3
[ ]      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

_______________________________________________________________________________

         This Final Amendment to the Issuer Tender Offer Statement on Schedule TO amends and supplements the Schedule TO originally filed on March 23, 2005, as amended by Amendment No. 1 on April 6, 2005 (as so amended, the "Statement") and is being filed by Allegheny Energy, Inc., a Maryland corporation (the "Company"), and Allegheny Capital Trust I, a statutory business trust that was formed under the laws of the state of Delaware and a wholly-owned subsidiary of the Company (the "Trust"), pursuant to Section 13(e)-4 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with the Company's offer to holders of the Trust's 11-7/8% mandatorily convertible trust preferred securities (the "Preferred Securities") of the right to receive for each $1,000 in Liquidation Amount of Preferred Securities tendered, 83.33 shares of the Company's Common Stock, subject to any applicable anti-dilution adjustments and $160.00 in cash, which represents (i) $148.44, the nominal amount of the remaining regularly scheduled distributions from March 15, 2005 through June 15, 2006 (the first date on which Allegheny may redeem any or all of the 11-7/8% Notes, irrespective of the aggregate principal amount of 11-7/8% Notes outstanding, and the date that the Preferred Securities become subject to the mandatory conversion provisions of the Declaration of Trust), and (ii) $11.56, an incentive payment to encourage holders to tender and consent if such holders agree to convert their Preferred Securities into shares of the Company's Common Stock during the period commencing on March 23, 2005 through the Expiration Date. The offer and consent solicitation was made upon the terms and subject to the conditions contained in the offering circular dated March 23, 2005, as amended on April 6, 2005 (the "Offering Circular") which was previously filed as Exhibit (a)(1)(i), and the related revised Consent and Letter of Transmittal, which was previously filed as Exhibit (a)(1)(ii). The Offering Circular and the related revised Consent and Letter of Transmittal are incorporated by reference herein. Capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Offering Circular.

Items 1, 4, 6, and 11

         Items 1, 4, 6 and 11 of the Statement are hereby amended and supplemented as follows:

         The offer and consent solicitation expired at 12:00 midnight, New York City time, on April 20, 2005. Pursuant to the terms and conditions set forth in the Offering Circular, the Company and the Trust accepted for tender $295,000,000 liquidation amount of Preferred Securities.

Item 12.  Exhibits.

         Item 12 of the Statement is hereby amended and supplemented as follows:

         (a)(5) Press release dated April 21, 2005.

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    ALLEGHENY ENERGY, INC.


Date: April 21, 2005                By:       /s/ Jeffrey D. Serkes
                                              ---------------------------------
                                    Name:     Jeffrey D. Serkes
                                    Title:    Senior Vice President and Chief
                                              Financial Officer


                                    ALLEGHENY CAPITAL TRUST I

Date: April 21, 2005                By:       /s/ Jeffrey D. Serkes
                                              ---------------------------------
                                    Name:     Jeffrey D. Serkes
                                    Title:    Regular Trustee

                                 EXHIBIT INDEX

Exhibit
Number            Description of Exhibits
------            -----------------------

(a)(1)(i)         Offering Circular dated March 23, 2005, as amended on
                  April 6, 2005.*

(a)(1)(ii)        Consent and Letter of Transmittal.*

(a)(1)(iii)       Letter to Clients.*

(a)(1)(iv)        Letter to Brokers.*

(a)(1)(v)         Notice of Guaranteed Delivery.*

(a)(1)(vi) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(5)            Press Release dated April 21, 2005.

______________
* Previously filed.